UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                              Amendment No. 11


              NEXIQ Technologies, Inc. (f/k/a WPI Group, Inc.)
             --------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $0.01 par value
                      -------------------------------
                      (Title of Class and Securities)


                                 929930k107
                               (CUSIP Number)

                       Sunrise Capital Partners, L.P.
                        685 Third Avenue, 15th Floor
                             New York, NY 10017
                             Att: Joseph Julian
                                212-582-3015
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               July 12, 2002
                              ---------------
                       (Date of Event which Requires
                         Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

     CUSIP No.  929930k107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Sunrise Capital Partners, L.P.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

                           OO
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    32,239,800
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     1,732,484
             EACH                  -------------------------------------
         REPORTING                 9.   SOLE DISPOSITIVE POWER
            PERSON                      32,239,800
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        None
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  33,972,284
      ------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  83.9%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

                  PN
     -------------------------------------------------------------------





         This Amendment No. 11 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by Sunrise Capital Partners, L.P., a Delaware limited partnership ("Sunrise"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NEXIQ Technologies, Inc. (the "Company"). This Amendment amends the Schedule 13D filed on August 21, 2000, as amended by Amendment No. 1 filed on November 16, 2000, Amendment No. 2 filed on January 29, 2001, Amendment No. 3 filed on September 21, 2001 and Amendment No. 4 filed on October 30, 2001, Amendment No. 5 thereto filed on November 14, 2001, Amendment No. 6 thereto filed on January 23, 2002, Amendment No. 7 thereto filed on January 31, 2002, Amendment No. 8 thereto filed on March 4, 2002, Amendment No. 9 thereto filed on May 23, 2002 and Amendment No. 10 thereto filed on June 4, 2002.

         The Schedule 13D previously filed is hereby amended by the addition of the following information:


Item 1.  SECURITY AND ISSUER

         This Schedule relates to the Common Stock, $0.01 par value, of NEXIQ Technologies, Inc. (f/k/a WPI Group, Inc.), 6405 Nineteen Mile Road, Sterling Heights, Michigan 48314.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As previously disclosed on Schedule 13D, Sunrise has purchased from the Company certain convertible promissory notes (described in Item 4 below) which bear interest at a rate of 10.75% per annum. In lieu of payment of interest due to Sunrise in cash, the Company may elect to pay interest "in kind" through the delivery of additional convertible promissory notes.

         On July 12, 2002, the Company issued convertible promissory notes in an aggregate principal amount of $1,143,051.05 to Sunrise for interest payable on all outstanding convertible promissory notes issued pursuant to the Convertible Note Agreement (as defined in Item 4 below) and the amendments thereto for the quarter ended on June 30, 2002.

         No funds of Sunrise were used to acquire these securities.


Item 4.  PURPOSE OF TRANSACTION.

The Convertible Note Agreement and Amendment No. 1 and Amendment No. 2 thereto

         As previously disclosed on Schedule 13D, on July 31, 2000, Sunrise entered into a certain Convertible Note Agreement (the "Convertible Note Agreement"), pursuant to which Sunrise and certain participants (including certain members of the Company's management and members of the Allard-Nazarian Group) purchased from the Company a combination of convertible promissory notes (the "Notes"), Common Stock and warrants representing the right to purchase shares of Common Stock (the "Warrants"). The Notes, the Common Stock and the Warrants are collectively referred to herein as the "Securities". The terms of the Securities have been previously disclosed on Schedule 13D.

         As previously disclosed on Schedule 13D, the Convertible Note Agreement was amended by Amendment No. 1 thereto on September 21, 2001 ("Amendment No. 1") and by Amendment No. 2 thereto on January 25, 2002 ("Amendment No. 2"). Pursuant to the terms of Amendment No. 1 and Amendment No. 2, Sunrise and certain participants (including certain members of the Company's management and members of the Allard-Nazarian Group) agreed to purchase additional Securities from the Company. The terms of such additional purchases have been previously disclosed on Schedule 13D.

Interest Paid on Outstanding Notes.

         The Notes accrue interest at a rate of 10.75% per annum. In lieu of payment of the interest in cash, the Company may elect to pay interest "in kind" through the delivery of additional Notes.

         On July 12, 2002, the Company issued Notes in aggregate principal amount of $1,143,051.05 for interest payable on all outstanding Notes issued pursuant to the Convertible Note Agreement, Amendment No. 1 and Amendment No. 2 for the quarter ended on June 30, 2002. Sunrise's portion of such Notes was equal to $1,010,921.39. Based upon the conversion price of $1.75, Sunrise's portion of the Notes issued on July 12, 2002 are convertible into 577,669 shares of Common Stock.

Amendment No. 3 to the Convertible Note Agreement

         On June 21, 2002, Sunrise entered into Amendment No. 3 to the Convertible Note Agreement by and among Sunrise, the Company and the subsidiaries of the Company ("Amendment No. 3"). Pursuant to Amendment No. 3, and subject to the terms thereof, Sunrise agreed to purchase non-convertible promissory notes in an aggregate principal amount of up to $3,000,000 (the "Term G Bridge Notes") from the Company, including the purchase of an aggregate principal amount of $500,000 of the Term G Bridge Notes (the "Initial Term G Bridge Notes") on June 21, 2002. The remainder of the Term G Bridge Notes may be sold by the Company in one or more additional installments each of at least an aggregate principal amount of $250,000.

         The Term G Bridge Notes bear interest at a variable rate equal to the prime rate (as such term is defined in Amendment No. 3) plus 6.0%. The entire outstanding principal amount of the Term G Bridge Notes, together with any accrued but unpaid interest and fees thereon, shall mature on November 30, 2002 (unless such amounts have been paid in full prior thereto pursuant to the terms of Amendment No. 3).

         In addition, pursuant to the terms of Amendment No. 3, the Company will pay to Sunrise on or before November 30, 2002 a fee equal to 10% of the Term G Aggregate Amount (as defined below); provided, that if the Term G Aggregate Amount and all interest owing thereon is paid in full to Sunrise prior to October 31, 2002, then such fee shall be equal to 5% of the Term G Aggregate Amount. The "Term G Aggregate Amount" means the aggregate principal amount of the Term G Bridge Notes sold by the Company to Sunrise pursuant to Amendment No. 3.

         Pursuant to the terms of Amendment No. 3, any amounts received by Sunrise after June 21, 2002 in respect of any outstanding principal balance on the Notes or the Term G Bridge Notes or any accrued but unpaid interest thereon and fees with respect thereto shall be allocated first, to the repayment of fees in respect of, accrued but unpaid interest on and principal on the Term G Bridge Notes, and, thereafter, to the extent a portion of such amounts remains after such repayment, to the repayment of fees in respect of, accrued but unpaid interest on and principal on the Notes.

         Sunrise purchased the Initial Term G Bridge Notes from the Company for a purchase price of $500,000, and purchased an additional $500,000 aggregate principal amount of the Term G Bridge Notes on June 28, 2002 for a purchase price of $500,000. As the Term G Bridge Notes purchased by Sunrise are not convertible into equity securities of the Company, the purchase of such Term G Bridge Notes by Sunrise did not result in a change in Sunrise's beneficial ownership of equity securities of the Company.

                              * * * * * * * *

         Sunrise may acquire beneficial ownership of additional securities of the Company through the purchase of additional Notes or through the purchase of non-convertible Term G Bridge Notes on one or more occasions as described above.

         The Convertible Note Agreement, and the amendments thereto, were entered into by Sunrise for investment purposes. The Company entered into the Convertible Note Agreement and the amendments thereto in order to enhance its liquidity and refinance its existing indebtedness.

         The Item 2 Persons disclaim membership in any group with respect to the acquisition of Securities through the Convertible Note Agreement or any amendment thereto.

                                  * * * *

         The Item 2 Persons intend to acquire additional Securities or shares of Common Stock pursuant to the Convertible Note Agreement and the amendments thereto, in the open market or otherwise on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the
Item 2 Persons to increase, decrease, or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the Common Stock, the terms and conditions of the transaction and prevailing market conditions.

         Except as set forth in this Schedule 13D, the Item 2 Persons have no present plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         Sunrise

         After giving effect to the receipt by Sunrise of Notes issued in lieu of cash interest as described in this Amendment, Sunrise is deemed to beneficially own a total of 33,972,284 shares of Common Stock, comprised of the following:


Common Stock owned of record:                                 5,772,153

Common Stock issuable upon
exercise of the Warrants held
by Sunrise:                                                   3,878,289

Common Stock issuable upon
conversion of the Notes held by
Sunrise:                                                     22,589,358

Shares of Common Stock not
owned by Sunrise that are the
subject of the Stockholders
Agreement:                                                    1,732,484
                                                              ---------
Total Common Stock
Beneficially Owned by Sunrise:                               33,972,284
                                                             ==========


The 33,972,284 shares deemed to be beneficially owned by Sunrise represent approximately 83.9% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         All Other Item 2 Persons

         Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to beneficially own under Rule 13d-3 of the Act 33,972,284 shares of Common Stock, which constitutes approximately 83.9% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         (b)

         Sunrise

         Sunrise possesses (or will possess upon issuance of such shares) the sole voting power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 32,239,800 shares of Common Stock, which constitutes approximately 79.6% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         Sunrise possesses the shared power to vote or direct the vote of 1,732,484 shares of Common Stock, which constitutes approximately 4.3% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         All Other Item 2 Persons

         Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to possess (or will be deemed to possess upon issuance of such shares)the sole voting power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 32,239,800 shares of Common Stock, which constitutes approximately 79.6% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to possess the shared power to vote or direct the vote of 1,732,484 shares of Common Stock, which constitutes approximately 4.3% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         (c) See Item 4.

         (d) Other than with respect to the voting rights granted pursuant to the Stockholders Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to the Stockholders Agreement Shares. All other powers, rights and privileges with respect to the Stockholders Agreement Shares remain with the record owners of such shares, including the right to vote on all matters unrelated to the matters covered by the Stockholders Agreement, the right to receive and the power to direct the receipt of dividends from such shares, and the power to direct the proceeds from the sale of such shares.

         (e) Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As previously disclosed on Schedule 13D, pursuant to the Convertible Note Agreement, Sunrise Advisors, LLC, the general partner of Sunrise, is entitled to receive from the Company an annual administration fee while any Notes remain outstanding. The administration fee is payable in cash in quarterly installments.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit I Convertible Note Agreement, dated as of July 31, 2000, By and among WPI Group, Inc., WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Husky Technology, Inc., and WPI Instruments, Inc. as Borrowers, and Sunrise Capital Partners, L.P. as Lender.*

         Exhibit II Stockholders Agreement, dated as of August 9, 2000, made by and among Sunrise Capital Partners, L.P. and each of The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster.*

         Exhibit III Amendment No. 1 to Convertible Note Agreement, dated as of September 21, 2001, by and among NEXIQ Technologies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc. and Sunrise Capital Partners, L.P.*

         Exhibit IV Amendment No. 2 to Convertible Note Agreement, dated as of January 25, 2002, by and among NEXIQ Technoligies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc. and Sunrise Capital Partners, L.P.*

         Exhibit V Amendment No. 3 to Convertible Note Agreement, dated as of June 21, 2002, by and among NEXIQ Technoligies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc. and Sunrise Capital Partners, L.P.

* Previously filed


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 July 12, 2002
                                            ----------------------------
                                                    (Date)


                                            SUNRISE CAPITAL PARTNERS, L.P.
                                                By:  Sunrise Advisors, LLC
                                                     Its General Partner

                                                By:  /s/ Michael D. Stewart
                                                     ------------------------
                                                     (Signature)

                                                     Michael D. Stewart
                                                     Principal
                                                     -----------------------
                                                     (Name/Title)


                               EXHIBIT INDEX


         Exhibit I Convertible Note Agreement, dated as of July 31, 2000, By and among WPI Group, Inc., WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Husky Technology, Inc., and WPI Instruments, Inc. as Borrowers, and Sunrise Capital Partners, L.P. as Lender.*

         Exhibit II Stockholders Agreement, dated as of August 9, 2000, made by and among Sunrise Capital Partners, L.P. and each of The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster.*

         Exhibit III Amendment No. 1 to Convertible Note Agreement, dated as of September 21, 2001, by and among NEXIQ Technoligies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc. and Sunrise Capital Partners, L.P.*

         Exhibit IV Amendment No. 2 to Convertible Note Agreement, dated as of January 25, 2002, by and among NEXIQ Technoligies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc. and Sunrise Capital Partners, L.P.*

         Exhibit V Amendment No. 3 to Convertible Note Agreement, dated as of June 21, 2002, by and among NEXIQ Technoligies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc. and Sunrise Capital Partners, L.P.



* Previously filed